UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

02017769

NO ACT
P.E 1-8-02
8-04077

February 21, 2002

Act	Securities Exchange Act of 1934
Section	§15
Rule	15c3-3
Public Availability	3/7/02

Mr. William P. Cahill
Senior Vice President
Operations Analysis
Fahnestock & Co. Inc.
125 Broad Street
New York, NY 10004

Re: Application to Extend the Duration of an Omnibus Account

Dear Mr. Cahill:

We have received your letter dated January 8, 2002, in which you request on behalf of Fahnestock & Co. Inc. ("Applicant"), an extension of the time period for which an "omnibus account" may be designated as a good control location for purposes of Rule 15c3-3 of the Securities Exchange Act of 1934 (17 C.F.R. 240.15c3-3).

I understand the following facts to be pertinent to the Applicant's request. On or about November 26, 2001, the Applicant began clearing the customer accounts of Josephthal & Co., Inc., which previously cleared its customer accounts through Bear Stearns & Co. Each account became established on the books and records of the Applicant with corresponding securities positions being recorded as "short" in an omnibus account at the Delivering Firm. The positions currently being transferred from the Delivering Firm to the Applicant, with the omnibus account being simultaneously reduced and eliminated.

Pursuant to a prior letter, the Division of Market Regulation ("Division") deemed the omnibus account at the Delivering Firm to be a good control location for 30 business days from the date that the omnibus account was entered on the Applicant's books and records. However, the Applicant and Delivering Firm were not able to complete the transfer of all of the customer accounts, and you have requested that the omnibus account be deemed a good control location until February 21, 2002.

Under the circumstances set forth above and to facilitate the prompt and orderly transfer of accounts, the Division will deem the omnibus account at the Delivering Firm to be a control location adequate for the protection of customer securities for purposes of Rule 15c3-3, provided that the following criteria are satisfied:

(1) the books and records of the Applicant reflect the customer securities positions and money balances previously held by the Delivering Firm;

(2) the books and records of the Applicant reflect that the customer securities not yet transferred to it are "located" in the omnibus account at the Delivering Firm;

(3) the Applicant assumes the responsibility to clear all transactions in the customer accounts being transferred; and

(4) the Delivering Firm provides the Applicant with written assurance that (i) for purposes of Rule 15c3-3 it will treat the omnibus account as a customer account and the customer securities maintained in the omnibus account as fully-paid securities, and (ii) it will promptly deliver the securities in the omnibus account to the Applicant.

The omnibus account that has been designated as a control location retained such designation only until February 21, 2002. After February 21, 2002, the customer securities which have not been delivered to the Applicant will no longer be deemed to be within the Applicant's possession or control. When the omnibus account ceases to be a control location, the Applicant must include the market value of all customer securities not yet delivered to it in its Reserve Formula computation (17 C.F.R. 240.15c3-3a) as a "failed to receive" credit item, whether or not it has any money credits related to the particular securities, and must initiate action to buy-in the securities not yet delivered.

It should be noted that the above requirements for having an omnibus account designated as a control location are applicable only to securities which the Applicant desires to treat as being in its control by use of the omnibus account. For all other securities, the Applicant will have to take other appropriate action to comply with the possession or control requirement of Rule 15c3-3.

Pursuant to Delegated Authority,

Thomas K. McGowan
Assistant Director

cc: Ms. Jennifer Quartana, NYSE

TKM/mbs

FAHNESTOCK
ESTABLISHED 1881

Fahnestock & Co. Inc.
125 Broad Street
New York, NY 10004
(212) 668-8000
(800) 221-5588
(212) 668-8179 FAX

Members of All
Principal Exchanges

January 8, 2002

Mr. Michael Macchiaroli
Assistant Director
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Application for Control Location for
Customer Securities

Dear Mr. Macchiaroli,

We have established an Omnibus Account for the exclusive benefit of the customers of our firm for the handling of the conversion of client accounts from Josephthal & Co., Inc., which currently clears its customer accounts through Bear Stearns & Co. to Fahnestock & Co., Inc.

Josephthal & Co., Inc. Omnibus
Special Account for the Exclusive Benefit of Customers

In our letter dated October 26, 2001, we asked for, beginning November 26, 2001and ending thirty business days thereafter, the approval of this omnibus account as an acceptable control location, under SEC Rule 15c3-3. We asked that you look favorably at our decision to treat this account as a control location under subparagraph (c) (7) of SEC Rule 15c3-3.

At this time, we respectfully request an extension of additional thirty business days for this account to be considered a control location. The reason for this request is that additional time is required to coordinate the transfer of certain types of securities that involve third parties such as mutual funds, securities held at foreign depositories, worthless securities and securities requiring physical delivery.

We hereby assure the Commission that we are complying with each of the guidelines outlined in the Rules and Regulations of both the New York Stock Exchange and the National Association of Securities Dealers, Inc. concerning the treatment of such accounts.

Very truly yours,

William P. Cahill
Senior Vice President
Operations Analysis

TOTAL P.02

****
***   RX REPORT   ***
****

RECEPTION OK

TX/RX NO	5948
CONNECTION TEL	212 753 9562
CONNECTION ID	
ST. TIME	01/11 10:40
USAGE T	00'39
PGS.	2
RESULT	OK

Maudley

FAHNESTOCK

ESTABLISHED 1881

Fahnestock & Co. Inc.
125 Broad Street
New York, NY 10004
(212) 668-8000
(800) 221-5588
(212) 668-8179 FAX

Members of All
Principal Exchanges

January 8, 2002

JAN 23 2002

Mr. Michael Macchiaroli
Assistant Director
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Application for Control Location for
Customer Securities

Dear Mr. Macchiaroli,

We have established an Omnibus Account for the exclusive benefit of the customers of our firm for the handling of the conversion of client accounts from Josephthal & Co., Inc., which currently clears its customer accounts through Bear Stearns & Co. to Fahnestock & Co., Inc.

Josephthal & Co., Inc. Omnibus
Special Account for the Exclusive Benefit of Customers

In our letter dated October 26, 2001, we asked for, beginning November 26, 2001and ending thirty business days thereafter, the approval of this omnibus account as an acceptable control location, under SEC Rule 15c3-3. We asked that you look favorably at our decision to treat this account as a control location under subparagraph (c) (7) of SEC Rule 15c3-3.

Feb. 21, 2002

At this time, we respectfully request an extension of additional thirty business days for this account to be considered a control location.

We hereby assure the Commission that we are complying with each of the guidelines outlined in the Rules and Regulations of both the New York Stock Exchange and the National Association of Securities Dealers, Inc. concerning the treatment of such accounts.

Very truly yours,

William P. Cahill

William P. Cahill
Senior Vice President
Operations Analysis

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.
Washington, D.C. 20549

TELEFACSIMILE TRANSMITTAL

PLEASE DELIVER THE FOLLOWING PAGES TO:

Name: William Cahill

Organization: Fahnestock & Co. Inc.

Telecopier Number: 212-668-8179

Date: 2/22/02

Total Number of Pages, Including Cover Sheet: 3

Comments:

FROM: Mandy Sturmfelz
DIVISION OF MARKET REGULATION

Telephone Number: 202 942 0085
Telecopier Number: 202/942-9553

If you do not receive all pages, please telephone the above number for assistance.

ˈAHNESTOCK & CO., INC.

125 Broad St.

New York, NY 10004

TO: TOM McGOWAN	
FAX# (202) 942-9553	

FROM: William P. Cahill	
FAX# (212) 668-8179	PHONE# (212) 668-8108

DATE: 1/11/02

RE:

LETTER TO MR MACCHIAROLI

# of pages including cover: 2

USE 4 DIGIT YEAR IN DATES! MKT. REG. CORRESPENDENCE LOG 1.1

CHAIRMAN'S CORRESPONDENCE SECTION (IF APPLICABLE) (SEP.CHRMAN LOG MAINTAINED)
CONTROL #: CHAIRMANS (Y/N):
RECVD FROM CHAIRMAN: TO CHAIRMAN:
INSTRUCTIONS:

FROM (PERSON): WILLIAM P. CAHILL LETTER DATED: 01/08/2002
FROM (ORG.): FAHNESTOCK
CONST./CLIENT:
SUBJECT: APPLICATION FOR CONTROL LOCATION FOR CUSTOMER SECURIITES

ISSUES:
RULES:
CONTACTS:

MR OFFICE: ORMC-FINRESP LEAD SES: MACCHIAROLI TYPE: LTR
ASST DIRECTOR GROUP: MCGOWAN
TEAM LEADER: STAFF: MANDY STURMFELZ
NRN: DATE RECVD: 01/11/1902 CLOSED(DATE): 02/20/2002 AGED:36570
STATUS (O/P/C): C DISPOSITION:
DATE SENT: JOINT WITH (eg CF): PREV. BOUNCED (Y/N):
DUE DATE: PUB. REF. STATUS:
SUPP.1 DATE: SUPP.2 DATE: SUPP.3 DATE:

IF MULTIPLE MR GROUPS ARE WORKING ON THIS CORRESPONDENCE, USE THIS AREA
OFFICE #2: STAFF #2: STATUS2(O/P/C):
DATE CLOSED#2:

TPTS SPECIAL FIELDS
TPTS #: TPTSX: CHRONX: SUBJX:

*** FINANCIAL RESPONSIBILITY SPECIAL FIELDS ***
FIN RESP LETTER NUMBER#:
TYPE OF LETTER (INDICATE BY TYPING "Y")
CONTROL LOCATION: AUDIT WAIVER:
3-1 NO ACTION: 3-3 NO ACTION:

TEST: NEW:

NOTE- COMMENTS FIELD NOW ON PAGE 3

FAHNESTOCK
ESTABLISHED 1881

Fahnestock & Co. Inc.
125 Broad Street
New York, NY 10004-2472

NEW YORK N.Y.
JAN 08'02
PB METER 7116488
$0.34
U.S. POSTAGE

Mr. Michael Macchiaroli
Assistant Director
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549